MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                         DATE 28/07/2004
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.


GENERAL INFORMATION OF THE REGISTRANT:

REGISTRANT NAME:                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
ADRESS:                         MINERIA  145 EDIF G 3ER PISO
COLONIA:                        ESCANDON
ZONE CODE:                      11800
CITY:                           MEXICO D F
TELEPHONE:                      52 72 99 91
FAX:                            52 77 14 28
INTERNET ADDRESS:               www.ica.com.mx


FISCAL REGISTER:

RFC COMPANY:                    EIS790601IP1
ADDRESS:                        MINERIA 145 EDIF G 3ER PISO
COLONIA:                        ESCANDON
ZONE CODE:                      11800
CITY:                           MEXICO D F


PAYMENT RESPONSABLE:

NAME:                           JOSE LUIS GUERRERO ALVAREZ
ADDRESS:                        MINERIA 145 EDIF D 3ER PISO
COLONIA:                        ESCANDON
CODE:                           11800
CITY:                           MEXICO D F
TELEPHONE:                      52 72 99 91 EXT 2060
FAX:                            52 72 70 22
E-MAIL:                         jose.guerrero@ica.com.mx


PRINCIPAL EXECUTIVE OFFICES:

RESPONSABLE BMV:                PRESIDENT OF THE BOARD OF DIRECTORS
RESPONSABLE IN CHARGE:                    PRESIDENTE
NAME:                           ING BERNARDO QUINTANA ISAAC
ADDRESS:                        MINERIA 145 EDIF D 2DO PISO
COLONIA:                        ESCANDON
CODE:                           11800
CITY:                           MEXICO D F
TELEPHONE:                       52 72 99 91 EXT 2000
FAX:                            52 27 50 04
E-MAIL:                         bernardo.quintana@ica.com.mx


RESPONSABLE BMV:                CHIEF EXECUTIVE OFFICER

RESPONSABLE IN CHARGE:          CHIEF EXECUTIVE OFFICER
NAME:                           ING BERNARDO QUINTANA ISAAC
ADDRESS:                        MINERIA 145 EDIF D 2DO PISO
COLONIA:                        ESCANDON
ZONE CODE:                      11800
CITY:                           MEXICO D F
TELEPHONE:                      52 72 99 91 EXT 2000
FAX:                            52 27 50 04
E-MAIL:                         bernardo.quintana@ica.com.mx


RESPONSABLE BMV:                FINANCE OFFICER

RESPONSABLE IN CHARGE:          EXECUTIVE VICEPRESIDENT, FINANCE
NAME:                           DR JOSE LUIS GUERRERO ALVAREZ
ADDRESS:                        MINERIA 145 EDIF D 3ER PISO
COLONIA:                        ESCANDON
ZONE CODE:                      11800
CITY:                           MEXICO D F
TELEPHONE:                      52 72 99 91 EXT 2060
FAX:                            52 27 50 43
E-MAIL:                         jose.guerrero@ica.com.mx


RESPONSABLE BMV:                FISRT RESPONSABLE TO SEND FINANCE INFORMATION

RESPONSABLE IN CHARGE:          EXECUTIVE VICEPRESIDENT,ADMINISTRATION
NAME:                           CP SERGIO F. MONTANO LEON
ADDRESS:                        MINERIA 145 EDIF D 3ER PISO
COLONIA:                        ESCANDON
ZONE CODE:                      11800
CITY:                           MEXICO D F
TELEPHONE:                      52 72 99 91 EXT 2070
FAX:                            52 72 70 22
E-MAIL:                         sergio.montano@ica.com.mx


RESPONSABLE BMV:                SECOND RESPONSABLE TO SEND FINANCE INFORMATION

RESPONSABLE EN CHARGE:          FINANCE INFORMATION MANAGER
NAME:                           CPC. SERGIO DOMINGUEZ MARTINEZ
ADDRESS:                        MINERIA 145 EDIF G 3ER PISO
COLONIA:                        ESCANDON
ZONE CODE:                      11800
CITY:                           MEXICO D F
TELEPHONE:                       52 27 50 46 EXT 3092
FAX:                            52 77 14 28
E-MAIL:                         sergio.dominguez@ica.com.mx


RESPONSABLE BMV:                RESPONSABLE COUNSEL
RESPONSABLE IN CHARGE:          GENERAL COUNSEL
NAME:                           LIC BERNARDO SEPULVEDA AMOR
ADDRESS:                        MINERIA 145 EDIF D 3ER PISO
COLONIA:                        ESCANDON
ZONE CODE:                      11800
CITY:                           MEXICO D F
TELEPHONE:                      52 72 99 91 EXT 2087
FAX:                            56 62 92 90
E-MAIL:                         bernardo.sepulveda@ica.com.mx


RESPONSABLE BMV:                BOARD DIRECTOR SECRETARY

RESPONSABLE IN CHARGE:          BOARD DIRECTOR SECRETARY
NAME:                           LIC LUIS CRALOS ROMANDIA GARCIA
ADDRESS:                        MINERIA 145 EDIF G 2o. PISO
COLONIA:                        ESCANDON
CODE ZONE:                      11800
CITY:                           MEXICO D F
TELEPHONE:                      52 72 99 91 EXT 3660
FAX:                            56 62 92 90
E-MAIL:                         luis.romandia@ica.com.mx


RESPONSABLE BMV:                BOARD DIRECTOR PROSECRETARY

RESPONSABLE IN CHARGE:          BOARD DIRECTOR PROSECRETARY
NAME:                           LIC. QUIRICO GERARDO SERINA GARZA
ADDRESS:                        MINERIA 145 EDIF D 2DO PISO
COLONIA:                        ESCANDON
CODE ZONE:                      11800
CITY:                           MEXICO D F
TELEPHONE:                      52 72 99 91 EXT 2010
FAX:                            52 27 50 04
E-MAIL:                         quirico.serina@ica.com.mx


RESPONSABLE BMV:                INVESTOR RELATIONS
RESPONSABLE IN CHARGE:          EXECUTIVE VICEPRESIDENT, FINANCE
NAME:                           DR JOSE LUIS GUERRERO ALVAREZ
ADDRESS:                        MINERIA 145 EDIF D 3ER PISO
COLONIA:                        ESCANDON
ZONE CODE:                      11800
CITY:                           MEXICO D F
TELEPHONE:                      52 72 99 91 EXT 2060
FAX:                            52 27 50 43
E-MAIL:                         jose.guerrero@ica.com.mx


RESPONSABLE BMV:                AUTHORIZED TO SEND INFORMATION VIA EMISNET

RESPONSABLE IN CHARGE:          CONSOLIDACION ACCOUNTANT MANAGER
NAME:                           CP NORA GABRIELA BARBOSA DIAZ
ADDRESS:                        MINERIA 145 EDIF G 3ER PISO
COLONIA:                        ESCANDON
CODE ZONE:                      11800
CITY:                           MEXICO D F
TELEPHONE:                      52 72 99 91 EXT 3094
FAX:                            52 27 50 46
E-MAIL:                         nora.barbosa@ica.com.mx


RESPONSABLE BMV:                AUTHORIZED TO SEND PRESS RELEASE VIA EMISNET

RESPONSABLE IN CHARGE:          INVESTOR RELATIONS MANAGER
NAME:                           LIC PALOMA GREDIAGA KURI
ADDRESS:                        MINERIA 145 EDIF G 3ER PISO
COLONIA:                        ESCANDON
CODE ZONE:                      11800
CITY:                           MEXICO D F
TELEPHONE:                      52 72 99 91 EXT 3664
FAX:                            52 27 50 46
E-MAIL:                         paloma.grediaga@ica.com.mx